SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Veritone, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

92347M 10 0

(CUSIP Number)

Acacia Research Corporation

520 Newport Center Drive

Newport Beach, California 92660

(949) 480-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON Acacia Research Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,239,952 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,239,952 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,239,952 shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% (2)
14	TYPE OF REPORTING PERSON CO

(1)

The Reporting Person may be deemed to be part of a group with persons that are parties to that certain Voting Agreement described in Item 6 below but the Reporting Person disclaims beneficial ownership of the Shares held by such persons.

(2)

The percentage of class is based on 18,322,543 shares of Common Stock issued and outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.

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Responses to each item of this Statement on Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of Common Stock, par value $0.001 (the “Shares”), of Veritone, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 575 Anton Boulevard, Costa Mesa, California, 92626.

Item 2.	Identity and Background

(a) This Statement on Schedule 13D is filed by Acacia Research Corporation, a Delaware corporation (“Acacia” or the “Reporting Person”). Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that it and certain other persons constitute a “group.” Notwithstanding the foregoing, the Reporting Person may be deemed to be part of a group with persons who are parties to that certain Voting Agreement dated August 15, 2016 by and among Acacia, the Issuer and certain other stockholders (the “Other Parties”) of the Issuer (the “Voting Agreement”). The Reporting Person disclaims beneficial ownership of the Shares held by the Other Parties. See Item 6 below for a summary of the key terms of the Voting Agreement.

(b) The business address for the Reporting Person is 520 Newport Center Drive Newport Beach, California 92660.

(c) The full name of the Reporting Person is Acacia Research Corporation. The principal business address of Acacia is 520 Newport Center Drive Newport Beach, California 92660. Acacia’s principal business is patent licensing.

(d) During the past five years, the Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Acacia is a Delaware corporation.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Person may be deemed to beneficially own an aggregate of 4,239,951 Shares after selling 1,000,000 Shares on August 23, 2018 (the “Sale”). Prior to the Sale, Acacia’s Shares consisted of the following: (i) 1,523,746 Shares acquired upon the Issuer’s initial public offering (“IPO”) upon the conversion of a secured convertible promissory note, originally issued on August 15, 2016 (the “Veritone Loans”), based on a conversion price of $13.6088 per share; (ii) 2,150,335 Shares acquired upon the IPO upon exercise of a warrant to purchase common stock issued in August 2016 (the “Primary Warrant”), at an exercise price of $13.6088 per share; (iii) 295,439 Shares acquired upon the IPO upon conversion of a secured convertible promissory note, originally issued on March 14, 2017 (the “Veritone Bridge Loan”); (iv) 150,000 Shares issued in connection with the Veritone Bridge Loan (the “Bridge Installment Shares”) and (v) 1,120,431 Shares underlying warrants to purchase common stock that were issued in connection with the Veritone Loans (the “Four-Year Warrants”), warrants issued upon the exercise of the Primary Warrant (the “10% Warrant”) and warrants issued in conjunction with the Veritone Bridge Loan (the “Ten-Year Warrants”).

The source of funds for the acquisitions referenced above was as follows: (i) the source of funds for the Shares acquired upon the conversion of the Veritone Loans and the Shares underlying the Four Year Warrants consisted of $20 million in loans to the Issuer; (ii) the source of funds for the Shares acquired upon the exercise of the Primary Warrant and Shares underlying the 10% Warrant was an aggregate purchase price of $29.3 million; and (iii) the source of funds for the Shares acquired upon the conversion of the Veritone Bridge Loan, Bridge Installment Shares and the Shares underlying the Ten-Year Warrants was a $4.0 million loan to the Issuer.

See Item 5 below for further information regarding the beneficial ownership of the Shares referenced above.

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Item 4.	Purpose of Transaction

All of the Shares that are beneficially owned by the Reporting Person as reported herein were acquired for investment purposes and the Reporting Person entered into the recent Sale to adjust exposure of its concentrated holdings in the Issuer. The Reporting Person intends to review its investments in the Issuer and adjust the size of its concentrated holdings in the Issuer from time to time.

Except as set forth in this Item 4, the Reporting Person currently has no plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.

Investor Rights Agreement

The Issuer, Acacia, and the Other Parties entered into an Investor Rights Agreement dated July 15, 2014, as amended on August 15, 2016 (the “IRA”), pursuant to which, among other things, the Issuer granted certain demand and piggyback registration rights to Acacia and the Other Parties.

Voting Agreement

Acacia is a party to a Voting Agreement dated August 15, 2016 (the “Voting Agreement”) with the Issuer and the Other Parties, as more particularly described in Item 6 below, which description is incorporated by reference herein.

The foregoing descriptions of the IRA and the Voting Agreement are only summaries of such agreements, and each is qualified in its entirety by the forms of such agreements filed as exhibits hereto, which are incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) The percentage of Shares beneficially owned by each Reporting Person is based on 18,322,543 shares of Common Stock issued and outstanding as of July 31, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018.

The information contained on the cover page(s) of this Statement on Schedule 13D for the beneficial ownership of the Reporting Person is incorporated herein by reference. The Reporting Person beneficially owns an aggregate of 4,239,952 Shares, representing 21.8% of the Share, including 1,120,432 Shares underlying warrants to purchase common stock. The Reporting Person has sole voting and dispositive power with respect to all 4,239,952 Shares held by the Reporting Person.

(b) See the information in subsection (a) above and contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c) There have been no transactions with respect to Shares of the Issuer within the last 60 days by the Reporting Person, other than the Sale as described in Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreement

In connection with the investment by Acacia in the Issuer in August 2016, the Issuer entered into the Voting Agreement with the Other Parties, on the one hand (the “Holders”) and Acacia on the other hand. Pursuant to the Voting Agreement, upon completion of the IPO in May 2017, the Issuer’s Board of Directors of the Issuer (the “Board”) consisted of a total of nine (9) authorized directors. During a period of 24 months after the completion of the IPO (the “Voting Period”), Acacia has the right to nominate three (3) directors to the Board, and the Holders, voting together as a group, will have the right to nominate six (6) directors to the Board. During the Voting Period, Acacia and the Holders have agreed to vote all of their shares to elect the nine (9) directors nominated by them respectively pursuant to the Voting Agreement.

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The Voting Agreement also provides that, as long as Acacia retains the right to designate three (3) directors, the Issuer shall not enter into any of the following transactions without the affirmative vote of a majority of the Board, including the affirmative vote of at least one of the Acacia designees, in favor of the transaction:

•

any merger, acquisition, consolidation or other business combination in one or more related transactions involving the Issuer or a subsidiary of the Issuer with a transaction value that exceeds $50,000,000; or

•	a sale, transfer or other disposition of capital stock or other assets of the Issuer, in each case for more than $50,000,000.

The summary of the Voting Agreement described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached as an exhibit to this Statement on Schedule 13D and is incorporated herein by this reference.

See also the summary of the IRA in Item 4 above for information regarding additional agreements related to the Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Voting Agreement, dated as of August 15, 2016, by and among the Issuer, the Reporting Person and certain other stockholders of the Company (incorporated herein by reference to Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 15, 2017 (File No. 333-216726).

Exhibit 2:	Investor Rights Agreement, dated as of July 15, 2014, by and among the Issuer, the Reporting Person and certain of the Issuer’s stockholders, together with Amendment No. 1 thereto (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 15, 2017 (File No. 33-216726)).

Exhibit 3:	Investment Agreement dated August 15, 2016 between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.9 to the Issuer’s Draft Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 14, 2016 (File No. 377-01424)).

Exhibit 4:	Secured Promissory Note dated August 15, 2016 issued by the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.10 to the Issuer’s Draft Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 14, 2016 (File No. 377-01424)).

Exhibit 5:	Primary Common Stock Purchase Warrant dated August 15, 2016 issued to the Reporting Person, together with form of 10% Warrant (incorporated herein by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 15, 2017 (File No. 33-216726)).

Exhibit 6:	Common Stock Purchase Warrant dated August 15, 2016 (First Tranche Warrant A) dated August 15, 2016 issued to the Reporting Person (incorporated herein by reference to Exhibit 10.11 to the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 15, 2017 (File No. 33-216726)).

Exhibit 7:	Amendment No. 1 to Secured Promissory Note, dated March 14, 2017, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.16 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

Exhibit 8:	First Amendment to Primary Common Stock Purchase Warrant, dated March 14, 2017, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.26 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

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Exhibit 9:	First Amendment to First Tranche Warrant A, dated March 14, 2017, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.27 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

Exhibit 10:	First Amendment to First Tranche Warrant B, dated March 14, 2017, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.28 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

Exhibit 11:	First Amendment to Second Tranche Warrant, dated March 14, 2017, by and between the Issuer and the Reporting Person (incorporated herein by reference to Exhibit 10.29 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

Exhibit 12:	Note Purchase Agreement, dated March 15, 2017, by and among the Issuer, the Reporting Person and Veritone LOC I, LLC (incorporated herein by reference to Exhibit 10.30 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

Exhibit 13:	Form of Bridge Note, dated March 15, 2017 issued under the Note Purchase Agreement (incorporated herein by reference to Exhibit 10.31 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

Exhibit 14:	Form of Common Stock Warrant issued under the Note Purchase Agreement (incorporated herein by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 21, 2017 (File No. 33-216726)).

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SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D with respect to such person is true, complete and correct.

Dated: August 31, 2018

ACACIA RESEARCH CORPORATION

By:	/s/ Marc W. Booth
Chief Intellectual Property Officer